Contact

www.linkedin.com/in/alexander-irvine-60588217 (LinkedIn)
irvineassoc.com (Company)

Top Skills

Land Use
Zoning
Urban Planning

Alexander Irvine

President at Irvine & Associates, Inc., and CEO / Co-Founder at Brick+Work

Los Angeles, California, United States

Experience

Irvine and Associates, Inc.

President
November 2016 - Present (6 years 4 months)
660 S. Figueroa St., Suite 1780, Los Angeles, CA 90017

Irvine & Associates, Inc. is a land use consulting firm that specializes in providing quality entitlement and zoning services to the real estate development community, including non-profit organizations, investors, land use law firms, individual home owners and more within the City and County of Los Angeles. The firm President, Alex Irvine, has 14 years of experience preparing and processing highly complex land use entitlement applications for high-rise, mixed-use, residential, commercial, retail, industrial, institutional, non-profit and high-profile projects. We also understand that time is of the essence for most development projects and specialize in working with City Staff to Expedite entitlement applications.

Irvine & Associates, Inc. provides the following services:
- Zoning and Land Use Due Diligence
- Preparation and Processing of Land Use Entitlements
- Building Permit Expediting
- Project Management
- Government and Community Relations
- Provide Representation at Public Hearings, Community and Government Agency Meetings

Brick+Work

CEO / Co-Founder
March 2018 - Present (5 years)

Providing real estate development feasibility in Los Angeles to empower agents and brokers to better market properties and provide more inventory for developers looking to build.

Craig Lawson & Co., LLC, Land Use Consultants

Senior Project Manager I

May 2005 - November 2016 (11 years 7 months)
8758 Venice Boulevard, Suite 200, Los Angeles, CA 90034

Involves but is not limited to: Zoning research, feasibility analysis, entitlement application preparation and processing, government relations, and mitigation monitoring. Work closely with project architects, land use attorneys, engineers, and other consultants. Project Management, Managing several active projects at a time, participated in such projects as 8th & Grand, Concerto, 611 W. 6th Street, Ralphs Sherman Oaks redevelopment.
• Preparation and processing land use entitlement applications (i.e. variances, conditional use permits, zone changes, subdivisions, etc.), and permit expediting.
• Has developed an expertise in zoning research and land use analysis, pre-development strategies, project timelines, and processing discretionary approvals and permits.
• Managed the land use entitlement process for large and small development projects, including: Ventura Boulevard 'Ralphs Sherman Oaks' project, which included a series of controversial entitlement requests in the Ventura/Cahuenga Boulevard Corridor Specific Plan area; the Astani Enterprises 9th & Figueroa project (629 condo units in three towers) and 8th & Grand project (700 units above ground floor commercial), the Adaptive Reuse of the 611 W. 6th Street building (432 JLWQ condo units and 135 commercial condos), and the Abode Communities 'Ivy Terrace' project (52 low and very low income units).

City of Los Angeles
Student Internship
November 2004 - May 2005 (7 months)
200 N. Spring Street, Room 763, Los Angeles, CA 90012

CIty of Los Angeles Department of City Planning, Office of Zoning Administration

Education

California State University, Northridge
Urban Studies & Planning, Public Administration · (2003 - 2005)